

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 7, 2009

<u>Via U.S. Mail</u>

Ms. Lian Yun Han
Chief Executive Officer
YzApp International Inc.
7/F Jinhua Mansion
41 Hanguang Street
Nangang District, Harbin, 150080
People's Republic of China

> **Re: YzApp International Inc.**
> **Amendment No. 2 to Preliminary Information Statement**
> **on Schedule 14C**
> **Filed March 26, 2009**
> **File No. 0-52899**

Dear Ms. Han:

       We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Summary, page 12</u>

1.   We note your response to prior comment 1. Please move the disclosure you have provided in response to the comment closer to the forefront of the proxy statement. In this regard, we note that Instruction 2 to Item 1001 states that the summary term sheet "must begin on the first or second page of the disclosure document provided to security holders."

Background and History of New Resources and Heilongjiang Shuaiyi, page 14

2.   We note the statement, "The sole purpose of the Earn-In Agreements is to enable the Founders to reacquire ultimate controlling legal ownership of Heilongjiang Shuaiyi in compliance with regulatory requirements of China." Please briefly discuss such requirements or provide a cross-reference to a section of the filing where you discuss the requirements.

Incorporation of Financial Information, page 35

3.   Please tell us the basis for incorporating by reference the required financial information. It does not appear that you are eligible to incorporate by reference because you are not eligible to use Form S-3, and the information statement does not appear to relate to an annual meeting or the solicitation of written consents in lieu of an annual meeting. See Item 14(e) of Schedule 14A. To the extent you believe to have basis to incorporate by reference the required financial information, please update the information. We note that you have not incorporated by reference the Form 10-K for the fiscal year ended December 31, 2008, filed on March 31, 2009.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: Via Facsimile
        Qixiang Sun, Esq.
        (202) 663-8007